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SECUR **08032069** ;ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___05/01/07___ AND ENDING___04/30/08___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   CENTAURUS FINANCIAL, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
   333 City Boulevard West, Suite 2010

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Orange	California	92868
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   J. Ronald King   Chief Executive Officer   714 456-1790

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   LaVine & Associates CPAs, Inc.

(Name – if individual, state last, first, middle name)

26691 Plaza Drive, Suite 222	Mission Viejo,	California	92691
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

   ☒ Certified Public Accountant

   ☐ Public Accountant

   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____J. Ronald King_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____CENTAURUS FINANCIAL, INC._____, as of _____April 30_____, 20_08___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JOYCE J. WRIGHT
Commission # 1565781
Notary Public - California
Orange County
My Comm. Expires Mar 31, 2009

_____
Signature

Chief Executive Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTAURUS FINANCIAL, INC.

FINANCIAL STATEMENTS

APRIL 30, 2008 AND 2007

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

APRIL 30, 2008

CENTAURUS FINANCIAL, INC.

333 City Blvd. West, Suite 2010
ORANGE, CALIFORNIA 92868

Mr. J. Ronald King
CENTAURUS FINANCIAL, INC.
333 City Blvd. West, Suite 2010
ORANGE, CALIFORNIA 92868

CENTAURUS FINANCIAL, INC.

Table of Contents

PAGE

Accountant's Report...1-2
Balance Sheets 3
Statements of Operations 4
Statements of Changes in Stockholders' Equity...5
Statements of Cash Flows...6
Statements of Changes in Liabilities Subordinated
    to Claims of General Creditors 7
Notes to Financial Statements...8-11
Computation of Net Capital Pursuant to
    Rule 15c3-1 - Schedule I..12
Reconciliation Pursuant to
    Rule 17a-5(d)(4) - Schedule I 12
Computation for Determination of Reserve
    Requirements Pursuant to Rule 15c3-3 - Schedule II 13
Information Relating to the Possession or Control
    Requirements Under Rule 15c3-3 - Schedule III...14
Statement of Internal Control..15-16



LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Centaurus Financial, Inc.
Orange, California

We have audited the accompanying balance sheets of Centaurus Financial, Inc. as of April 30, 2008 and 2007 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centaurus Financial, Inc. as of April 30, 2008 and 2007, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

1

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mission Viejo, California
June 25, 2008

LaVine & Associates • Certified Public Accountants, Inc.

CENTAURUS FINANCIAL, INC.
Balance Sheets
April 30, 2008 and 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash	$ 9,240,778	$ 7,926,174
Accounts receivable - Note 1	2,032,073	1,750,200
Marketable securities - Note 2	1,519,751	1,315,290
Prepaid expenses and other assets	1,576,822	1,222,883
Due from affiliates	270,697	270,697
TOTAL CURRENT ASSETS	14,640,121	12,485,244
FIXED ASSETS - at cost - net of accumulated depreciation of $330,555 and $275,925 in 2008 and 2007 - Notes 1 and 3	127,811	157,312
TOTAL ASSETS	$ 14,767,932	$ 12,642,556

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
CURRENT LIABILITIES		
Commissions payable	$ 3,342,796	$ 4,062,533
Accounts payable and other liabilities	4,705,307	2,956,698
Income taxes payable - Note 7	693,354	55,410
TOTAL CURRENT LIABILITIES	8,741,457	7,074,641
Subordinated loans - Note 4	-	250,000
TOTAL LIABILITIES	8,741,457	7,324,641
COMMITMENTS AND CONTINGENCIES - Note 6		
STOCKHOLDERS' EQUITY		
Capital Stock - 10,000,000 shares authorized, 135,480 shares issued and outstanding	544,861	544,861
Retained earnings	5,481,614	4,773,054
TOTAL STOCKHOLDERS' EQUITY	6,026,475	5,317,915
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 14,767,932	$ 12,642,556

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Statements of Operations
For The Years Ended April 30, 2008 and 2007

	2008	2007
REVENUES		
Commission income	$ 77,210,953	$ 60,989,914
Interest	239,574	126,650
Other income	2,169,959	2,456,892
TOTAL REVENUES	79,620,486	63,573,456
EXPENSES		
Commission expense	69,302,162	54,886,776
Salaries	4,167,320	3,305,008
Depreciation	54,630	56,628
Interest	16,790	17,500
Other operating expenses	3,200,991	2,942,983
TOTAL EXPENSES	76,741,893	61,208,895
INCOME FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES	2,878,593	2,364,561
PROVISION FOR INCOME TAXES - Note 7		
Current	1,205,033	932,987
Deferred	(35,000)	(108,000)
TOTAL PROVISION FOR INCOME TAXES	1,170,033	824,987
NET INCOME	$ 1,708,560	$ 1,539,574

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Statements of Changes in Stockholders' Equity
For The Years Ended April 30, 2008 and 2007

	Common Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance - April 30, 2006	$ 518,413	$ 106,913	$ 3,733,480	$ 4,358,806
Stock Issuance	26,448	-	-	26,448
Net Income	-	-	1,539,574	1,539,574
Dividends	-	-	(500,000)	(100,000)
Other Comprehensive Income Unrealized gain on Securities - reclassification	-	(106,913)	-	(106,913)
Balance - April 30, 2007	544,861	-	4,773,054	5,317,915
Stock Issuance		-	-	-
Net Income		-	1,708,560	1,708,560
Dividends	-	-	(1,000,000)	(1,000,000)
Balance - April 30, 2008	$ 544,861	$ -	$ 5,481,614	$ 6,026,475

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Statements of Cash Flows
For The Years Ended April 30, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,708,560	$ 1,539,574
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	54,630	56,628
Unrealized Gain on Marketable Securities	33,046	158,763
Changes in assets and liabilities:		
Increase in accounts receivable	(281,873)	(500,806)
Increase in prepaid expenses and other assets	(353,939)	(5,829)
Increase in accounts payable and other liabilities	1,748,609	641,347
(Decrease) Increase in commissions payable	(719,737)	1,261,495
Increase (Decrease) in income taxes payable	637,944	(346,564)
Net cash provided by operating activities	2,827,240	2,804,608
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(25,129)	(64,915)
Purchase of marketable securities	(237,507)	(681,108)
Net cash consumed by investing activities	(262,636)	(746,023)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stock issuance	-	26,448
Repayment of Subordinated note	(250,000)	-
Payment of dividends	(1,000,000)	(500,000)
Net cash consumed by financing activities	(1,250,000)	(473,552)
Net increase in cash	1,314,604	1,585,033
CASH BALANCE - beginning	7,926,174	6,341,141
CASH BALANCE - ending	$ 9,240,778	$ 7,926,174
Supplemental disclosure of cash flow information:		
Interest paid	$ 16,790	$ 17,500
Income taxes paid	$ 960,272	$ 877,452

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Statements of Changes in Liabilities
Subordinated to Claims of General Creditors

April 30, 2008 and 2007

BALANCE - APRIL 30, 2006	$	250,000
Activity - None		-
BALANCE - APRIL 30, 2007		250,000
Repayment of Subordinated Note		(250,000)
BALANCE - APRIL 30, 2008	$	-

The accompanying notes are an integral part of the financial statements.   7

THE COMPANY

Centaurus Financial, Inc., "the Company", is a registered securities broker-dealer and is a subsidiary of Federation of Financial Services, Inc. The Company sells financial products, primarily mutual funds and insurance, through independent registered representatives. The Company is registered to do business throughout the United States.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for both financial statement reporting and income tax return preparation.

Recognition of sales and income - securities transactions are recorded on a settlement basis, generally the third business day following the transaction date.

Fixed assets - fixed assets are stated at cost. Repairs and maintenance expenditures which do not extend the useful life of the assets owned are expensed as incurred. Depreciation is computed using both straight-line and accelerated methods, based upon the estimated useful lives of the assets ranging from three to five years.

Income taxes - a provision has been made for the estimated amount of income taxes which are payable currently and in the future (See Note 7). Deferred income taxes are computed annually in accordance with Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes, when applicable.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive income – Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income was the same as net income for the years ended April 30, 2008 and 2007. A reclassification of the prior year unrealized gain on marketable securities was made as of April 30, 2007.

NOTE 2 - MARKETABLE SECURITIES

The Company has marketable securities held at a brokerage firm. The securities are classified as available for sale and reported at their current market value.

NOTE 3 - FIXED ASSETS

Fixed assets are stated at cost and as of April 30, 2008 and 2007 consist of the following:

	2008	2007
Office furniture and fixtures	$ 260,632	$ 232,662
Office computers and equipment	197,734	196,575
	458,366	429,237
Less accumulated depreciation	(330,555)	(275,925)
Net fixed assets	$ 127,811	$ 153,312

Depreciation expense was $54,630 and $56,628 for the years ended April 30, 2008 and 2007, respectively.

NOTE 4 - SUBORDINATED LOANS

The borrowings under a subordination agreement with Federation of Financial Services, Inc. (See "The Company" Note) as of April 30, 2008 and 2007 is as follows:

	2008	2007
Note payable, bearing interest at 7.0% per annum, maturing extended to March 2008	$ -	$250,000

The subordinated borrowing and the accrued interest is covered by agreements approved by FINRA (formerly the National Association of Securities Dealers - NASD), and is available in computing net capital under the Securities and Exchange commission uniform net capital rule. The terms of the subordinated loan agreement includes certain covenants and restrictions as to the repayment of this loan. This note was repaid in full in March, 2008.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At April 30, 2008 and 2007 the Company had net capital of $3,938,131 and $3,539,037 which was $3,355,367 and $3,067,158 in excess of its required net capital of $582,764 and $471,879, respectively.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases its office in Orange, California under an operating lease. During 2003, the Company leased additional space and extended the terms of the lease to September 2008. The lease currently calls for minimum monthly payments of $15,191. Rent expense was $186,332 and $180,783, respectively, for the years ended April 30, 2008 and 2007. The Company has entered into a new office lease beginning September 1, 2008 for a six-year term. The monthly rent will be $26,668 at the beginning of the new term.

The following is a schedule of minimum lease payments for the next five years:

2009	$ 288,944
2010	326,416
2011	336,208
2012	346,288
2013	356,656
	$1,654,512

NOTE 7 - PROVISION FOR INCOME TAXES

The provision for income taxes at April 30, 2008 and 2007 consists of the following:

	Current	Deferred	Total
2008			
Federal	$ 943,470	$ (27,000)	$ 916,470
State	261,563	(8,000)	253,563
	$ 1,205,033	$ (35,000)	$ 1,170,033
2007			
Federal	$ 728,473	$ (97,000)	$ 631,473
State	204,514	(11,000)	193,514
	$ 932,987	$ (108,000)	$ 824,987

For income tax purposes, the Company will file its income tax returns on a consolidated basis. The provision for income tax expense has been allocated to the Company based upon its estimated share of the total income tax provision on a consolidated basis.

NOTE 8 - SIGNIFICANT GROUP CONCENTRATIONS

The Company has banking relations with a financial institution in which depository account balances exceed $100,000.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company has an agreement with Broker Design & Development, Inc. "BD&D", an affiliated corporation, which provides continuing education, product development and related support services to the Company

The Company also has an agreement with affiliate Hamilton Strategic Marketing, Inc., "Hamilton", which provides seminar, convention support and state registration services to the Company. For the years ended April 30, 2008 and 2007, the Company paid Hamilton $690,132 and $740,051, respectively in connection with this agreement.

NOTE 10 - RETIREMENT PLANS

The Company sponsors a 401(k) plan. Employer contributions were $57,967 and $33,254 for the years ended April 30, 2008 and 2007, respectively.

CENTAURUS FINANCIAL, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
April 30, 2008 and 2007

	2008	2007
COMPUTATION OF NET CAPITAL		
Total ownership equity:		
Stockholders' equity (from balance sheet)	$ 6,026,475	$ 5,317,915
Additions:		
Subordinated loans	-	250,000
Deductions:		
Fixed assets - net	(127,811)	(157,312)
Prepaid expenses and other assets	(1,476,822)	(1,122,883)
Due from affiliates	(270,697)	(270,697)
Haircut on securities	(193,014)	(457,986)
Fidelity bond deductible	(20,000)	(20,000)
Net Capital	$ 3,938,131	$ 3,539,037
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Minimum net capital (6-2/3% of aggregate indebtedness)	$ 582,764	$ 471,879
Excess net capital	$ 3,355,367	$ 3,067,158
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 3,063,985	$ 2,831,573
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities (from balance sheet)	$ 8,741,457	$ 7,074,641
Ratio of aggregate indebtedness to net capital	2.22	2.00

RECONCILIATION

The following is a reconciliation as of April 30, 2008 and 2007 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2008	2007
Net Capital - Company's computation	$ 4,372,316	$ 2,748,640
Reconciling items:		
Accrual of bonuses	(977,536)	(692,800)
Tax provision adjustment	751,851	1,533,362
Accounts payable accrual	(208,500)	(50,165)
Net Capital	$ 3,938,131	$ 3,539,037

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

April 30, 2008 and 2007

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

CENTAURUS FINANCIAL, INC.
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

April 30, 2008 and 2007

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

LaVine
& Associates
Certified Public Accountants, Inc.

Independent Auditor's Report On Internal
Control Structure Required
By SEC Rule 17a-5

Board of Directors
Centaurus Financial, Inc.
Orange, California

In planning and performing our audit of the financial statements and supplemental schedules of Centaurus Financial, Inc. (the Company), as of and for the year ended April 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Mission Viejo, California
June 25, 2008

END

16

LaVine & Associates • Certified Public Accountants, Inc.